Exhibit 99.1

Media Release (ASX CODE: SGM) (NYSE SYMBOL: SMS)	Friday 29 August 2008
SIMS REPORTS RECORD 2008 FULL YEAR EARNINGS OF A$433.2 MILLION
Highlights
•	Record financial results

–	Sales revenue of A$7.67 billion up 38.2% on FY07

–	EBITDA of A$777.9 million up 69.3% on FY07

–	EBIT of A$683.3 million up 77.9% on FY07

–	NPAT of A$433.2 million up 81.0% on FY07

–	NPAT of A$250.6 million for Q4 FY08

–	Earnings per share of 306 cents up 59.7% on FY07
•	Final dividend per share of 75 cents per share (comprising an ordinary dividend of 65 cents per share and a special dividend of 10 cents per share) (both 23% franked) up from 60 cents per share for FY07
•	Successful completion of Metal Management merger, with business integration substantially complete
•	Non-core Australian asset divestment program underway
Financial Results
Group Chief Executive Officer, Daniel Dienst, announced today that Sims Group Limited (Sims) had recorded NPAT (net profit after tax) for the financial year to 30 June 2008 of A$433.2 million, up 81.0% on the prior year.
This result includes a contribution from the former Metal Management business for the period from 14 March 2008 to 30 June 2008, and reflects robust market conditions in the second half of the year, resulting in record ferrous contributions experienced towards the end of the reporting period, particularly from the North American business.
EBITDA (earnings before interest, tax, depreciation and amortisation) was up 69.3% on FY07 to A$777.9 million. Sales revenue was up 38.2% on the prior year to A$7.67 billion.  Sales tonnes increased by 22% to 11.7 million tonnes, mainly reflecting the contribution from the former Metal Management business in the fourth quarter.
NPAT for the quarter ended 30 June 2008 was A$250.6 million (including the non-recurring items previously advised to the market) and EBITDA was A$420.8 million, up 212% and 189% respectively on the quarter ended 31 March 2008.

Mr. Dienst said: “Fiscal 2008 was a remarkable year, with record performance and outstanding growth.
“The merger between Sims Group and Metal Management, which closed on 14 March 2008, was the obvious highlight, but a further eight acquisitions were completed during the year across all regions in both metal recycling and e-recycling. The Sims Adams joint venture in Southern California, which was established in the first half of the year, has already delivered significant value and offers great opportunity for future growth.
“This outstanding performance could not have been accomplished without the efforts of our over 7,500 hard working company and affiliate employees, who performed exceptionally with tremendous focus.  It takes extraordinary people to capitalise on extraordinary opportunities and we look forward to the future with great optimism.”
North America
Market conditions in North America were extremely favourable in the second half, particularly towards the end of the third quarter and throughout the fourth quarter.
Sales revenue was up 56.8% on the prior year to A$4.61 billion but, in US dollar terms, was up by 82.8%. Similarly, on a comparative basis, EBIT (earnings before interest and tax) (pre-amortisation of intangibles) was up 137.6% to A$437.4 million, with the increase being 175.3% in US dollar terms. Excluding the contribution from the former Metal Management business from 14 March 2008, EBIT (pre-amortisation of intangibles) was up 55.9% to A$287.0 million on FY07, with the increase being 77.6% in US dollar terms. Total tonnes (ferrous and non ferrous) processed and brokered in North America in FY08 increased 33%, year on year, to approximately 7.9 million tonnes.
For the fourth quarter, EBIT (pre-amortisation of intangibles) was up by 456.2% to A$294.9 million compared to the quarter ended 31 March 2008, with the increase being 456.8% in US dollar terms. Excluding the contribution from the former Metal Management business from 14 March 2008, EBIT (pre-amortisation of intangibles) for the fourth quarter was up 249.0% to A$153.5 million compared to the quarter ended 31 March 2008, with the increase being 240.8% in US dollar terms. Total tonnes (ferrous and non ferrous) processed and brokered in North America in the fourth quarter increased 116%, quarter on quarter, to approximately 3.3 million tonnes.
Mr. Dienst said: “The operating results from North America for the year were outstanding and mainly reflect an extremely strong ferrous performance from virtually all business units across the region, particularly in the fourth quarter.

“We reiterate our confidence in capturing, at least, US$35 million in synergy benefits for the full year ending 30 June 2009.  The strategies we framed in our integration plan are falling into place and we have grown more confident of exceeding the target synergies number given accomplishments we have made to date.
“We are particularly pleased with how quickly our North American employees have embraced the new ‘one company’ culture.
“In fiscal 2009, we will enjoy the benefit of a full year contribution from the former Metal Management business, supplemented by synergies. We also have an extensive capital expenditure program targeted to capturing yet further non ferrous recoveries from our shredding operations. In addition, we will continue to evaluate growth opportunities where the targets satisfy our stringent acquisition criteria.”
Australia, New Zealand & Asia
The region performed strongly again in FY08, bolstered by an outstanding fourth quarter.
Sales revenue for the region was up 19.1% to A$1.75 billion, with EBIT up by 15.9% compared to FY07 to A$178.1 million. After excluding group and other one-off corporate recharges recorded against EBIT for Australia, New Zealand and Asia, EBIT growth, year on year, was approximately 35%, increasing to A$201.8 million.
Executive Director, Jeremy Sutcliffe said: “Our Australian business has again performed admirably, consolidating its position as the leading recycler in the country. The strength of the Australian business is reflected in the 13% increase in ferrous tonnage physically handled, and the 4% increase in non ferrous tonnes traded, compared to last year.
“The divestment of non-core assets in Australia will enable management to focus on our core metal recycling business and the commercial and technological opportunities available to us.”
Europe
The company’s European operations also enjoyed a record performance in fiscal 2008 with EBIT (pre-amortisation of intangibles) increasing by 39.7% year on year to A$97.9 million on sales revenue of A$1.31 billion (up 14.6% on the prior year). The region’s performance was even stronger in pounds sterling with EBIT and sales revenue growth up by 55.9% and 29% respectively.
Mr Sutcliffe said: “The second half of the year saw our European metal recycling operations take full advantage of the favourable ferrous market conditions to record an exceptional result. Year on year, ferrous intake grew impressively by 16% and non ferrous volumes more so, by 34%. Recycling Solutions continued to grow, with European EBIT up by 17.6%, in Australian dollar terms, on the previous year.”

Sims Recycling Solutions
Growth in the division’s global revenue and profit continued with EBIT (pre-corporate costs and amortisation of intangibles) up 38.3% on the previous year to A$89.6 million and sales revenue of A$559.2 million up 28.9%.  The result reflected a full year contribution from the businesses acquired in FY07, strong metal prices (particularly for precious metals) and an initial contribution from the new “lifecycle management” dimension of the business.
Commenting, Mr Sutcliffe said: “SRS’ growth continues to exceed our internal target of 25% per annum. The opportunities to develop this business are enormous, organically, through industry consolidation and also through internal leveraging with our metal recycling businesses. For the year, the division’s EBIT contribution to the enlarged company represented 13.1% of group EBIT.”
Health and Safety Update
Sims’ number one priority has been, and will continue to be, the safety and well-being of its employees, contractors and visitors to its operations. Following the tragic loss of two lives in our European and Recycling Solutions businesses in the financial year, the company has engaged Dupont Safety Resources to undertake an extensive health and safety review of the company’s metal recycling operations in Europe and North America, and SRS globally. Dupont’s recommendations will be implemented in the relevant operations during fiscal 2009.
Mr. Dienst said: “If Sims is to be a truly world class company, we must ensure that our health and safety culture and practices are enhanced, with the goal of achieving world’s best practice. The Dupont review is the first step in that journey.”
New Sims Metal Management Brand Identity
Sims is adopting today a new brand identity.
Mr. Dienst commented: “The new Sims Metal Management brand represents the merging of two industry leaders with common cultures and common visions for the future. The new identity is intended to reflect the combined company’s leadership position internationally and status as the world’s largest recycler, as well as its commitment to sustainability and resources management in an industry which, by its very nature, is truly “green”.
At the company’s annual general meeting to be held in Sydney on 21 November 2008, shareholders will be asked to formally approve a change of name of Sims Group Limited to Sims Metal Management Limited.

Dividend
The company has determined that a final dividend of 75 cents per share (23% franked), comprising an ordinary dividend of 65 cents per share and a special dividend of 10 cents per share, will be paid on 27 October 2008 to shareholders on the company’s register at the record date of 10 October 2008. This provides shareholders with a total dividend for the year of 130 cents (35% franked), up 8% from 120 cents on the previous year.
The company’s Dividend Reinvestment Plan (DRP) will apply to the final dividend. All eligible shareholders who are registered as holding shares in the company at the record date and who have provided the company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5% discount to the company’s weighted average market price over a period of 5 trading days commencing on the trading day after the record date.
The dividend determined above is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax on the unfranked portion of dividends paid, as a consequence of the application by the company of Foreign Conduit Income Credits.
Unfortunately, ADR holders will not be eligible to participate in the DRP, but the company is reviewing various options to facilitate participation in the future.
Markets & Outlook
Global ferrous raw material prices reached their recent peak in the fourth quarter of FY08, on the back of rapidly increasing demand for steel and significant increases in steel prices throughout the world. Since then, despite continuing strong steel production, the global steel industry has significantly cut back raw material procurement as a result of over-stocking.  More recently, steel prices, particularly for long products have also declined. This, coupled with the seasonal impact of the Northern Hemisphere summer, led to a short-term shift in the supply/demand equation for ferrous scrap.
While the market is still liquid, recent ferrous business that has been transacted has been at significantly lower prices than at the peak. Normal trading conditions are expected to return once steel industry de-stocking has completed, especially with the Northern Hemisphere winter looming. Positive indicators include increased scrap purchases by integrated mills and a return to the international market of China which has recently purchased a number of ferrous deep sea cargoes at these lower levels suggesting that, at least in this market, sentiment is positive and that ferrous prices may be approaching the bottom.
Mr. Dienst said: “For those who may have forgotten, volatility, extreme at times, has been a hallmark of the commodity markets over the past few years. As a global market leader, we embrace volatility as it offers opportunities both in our day-to-day trading and provides us the opportunity to show our true talent.

“As we look ahead into the first quarter of FY09, despite a much tougher ferrous trading climate, we anticipate a strong result, albeit one not as strong as the fourth quarter of FY08. This confidence is based on a review of July results, a good forward sales position, the achievement of targeted merger synergies and continued strong contributions by our Southern Californian joint venture. A lower Australian/US dollar exchange rate and lower freights are also positives which will partially offset the decline in ferrous prices.
“All regions will continue to respond to the recent significant decline in global ferrous prices by reducing buy prices in order to maintain margin to the greatest extent possible. The degree to which these efforts are successful will, to a large extent, determine the outlook for Earnings into the second quarter. A further update will be given when the results for the first quarter are announced in late October 2008.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims’ financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
About Sims
Sims (www.sims-group.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, an annualised turnover of over $10 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).

For further information contact in North America

Dan Dienst	or	Rob Larry
Group Chief Executive		Chief Financial Officer
Tel: 212 750 7189		Tel: 312 644 8205

For further information contact in Australia

Jeremy Sutcliffe	or	Stuart Nelson
Chairman, Europe and Australia		Director, Corporate Services
Executive Director		Tel: 02 9956 9100
Tel: 02 9956 9100